

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Heidi Steele
Partner
McDermott Will & Emery LLP
444 West Lake Street
Suite 4000
Chicago, IL 60606-0029

> **Re: Pasithea Therapeutics Corp.**
> **Preliminary Proxy Statement**
> **Filed November 1, 2022**
> **File No. 001-40804**

Dear Heidi Steele:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Proposals 1A through 1E, page 10

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for your statement that the company "is likely to be run for the sole benefit of the Dissident Group."

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statements in the bullet points at the end

of page 11. We note, with respect to the second bullet point, that security holders would continue to have as much of a "say in the future" as they currently do through their annual vote for the election of directors. We note, with respect to the third, fourth and fifth bullet points, that the Dissident Group has not made any statement in its preliminary proxy statement about liquidating the company or acquiring other companies.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Dan Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions